15027052

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUN - 1 2015
WASH. D.C.
196

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

First Brokers Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, Plaza 5, Suite 1500
(No. and Street)

Jersey City	New Jersey	07311-4011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Salvia (212) 513-4445
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name - if individual, state last, first, middle name)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

First Brokers Securities LLC
Table of Contents
March 31, 2015

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Philip J. Salvia, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supplemental schedules pertaining to First Brokers Securities LLC for the year ended March 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

5/28/15

Signature Philip J. Salvia

Chief Operating Officer
Title

Subscribed and sworn
to before me

VALENTIN RIVERA HILDA
Notary Public, State of New York
No. 01VA5066801
Qualified in Bronx County
Commission Expires October 7, 2018

First Brokers Securities LLC
Index
March 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
First Brokers Securities LLC

We have audited the accompanying statement of financial condition of First Brokers Securities LLC (the "Company"), as of March 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of First Brokers Securities LLC as of March 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

Roseland, New Jersey
May 28, 2015

First Brokers Securities LLC
Statement of Financial Condition
March 31, 2015

(dollars in thousands)

Assets		
Cash	$	6,988
Receivable from clearing brokers, net		5,402
Deposit with clearing organization		10
Property and equipment, net of accumulated depreciation of $4,464		635
Prepaid expenses and other assets		574
Total assets	$	13,609
Liabilities and Members' Equity		
Liabilities		
Securities sold, not yet purchased, at fair value	$	509
Accrued compensation and related expenses		6,646
Accounts payable and accrued expenses		550
Payable to affiliates		756
Total liabilities		8,461
Commitments and contingencies		
Members' equity		5,148
Total liabilities and members' equity	$	13,609

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

First Brokers Securities LLC (the "Company") is a Delaware Limited Liability Company. The Company, headquartered in New Jersey, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal business activity is the brokering of corporate and government debt securities.

Through September 30, 2014, the Company was a wholly owned subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). On or about October 1, 2014, IBHNA, through a series of transactions, reorganized as a corporation (the "IBHNA Reorganization") and, accordingly, the Company became a wholly owned subsidiary of ICAP Global Broking Inc. ("IGB").

On January 31, 2015, AO-First Broker LLC acquired, from IGB, a 60% interest in the Company (the "AO Acquisition").

Brokerage Capacities

In certain products, the Company acts in the capacity of "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching in whole or in part, reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Company customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out trades. From time to time, as a result of a bona fide error the Company may in "Matched Principal" marketplaces acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customers orders, (ii) where appropriate, executing in anticipation of customer interest or anticipated orders, and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

(dollars in thousands)

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of the contingent asset and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(b) Principal Transactions, Commission Revenue and Clearance Costs

All principal transactions, commission revenue and clearance costs are recorded on a trade date basis.

(c) Cash and Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. At March 31, 2015, the Company has no cash equivalents.

(d) Investment Valuation

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which

(dollars in thousands)

market quotations are not readily available are valued at fair value as determined by or under the direction of the investment advisor in accordance with US GAAP.

(e) Members' Compensation

The sole member of AO-First Brokers LLC is a member of the executive management of the Company and derives his compensation from the activities related to the brokering desk, a $400 per annum management fee ($66 was recognized in fiscal 2015) and a formula driven profit sharing payment, all of which is recorded in Compensation and Related Costs.

(f) Income Taxes

The Internal Revenue Code ("IRC") and related state tax codes provide that any income or loss is passed through to the ultimate beneficial members for federal and state income tax purposes. Prior to the IBHNA Reorganization and subsequent to the AO Acquisition, the Company was a single member limited liability company and was treated as a disregarded entity for income tax reporting purposes. However, during the period from the IBHNA Reorganization through the AO Acquisition (the "Taxable Period"), the Company was included in the corporate tax filing of IGB, and accordingly, the Company recorded income taxes on a standalone basis for this period. Additionally, the Company has no uncertain tax positions.

3. Employee Benefits

The Company sponsors a 401(k) retirement plan (the "Plan"). The Plan covers all employees upon commencement of employment with the Company. The Company does not match employee contributions.

4. Property and Equipment

Property and equipment at March 31, 2015 are comprised of:

		Estimated Useful Lives
Cost:		
Telephone and computer equipment	$ 1,770	3 to 5 years
Furniture and fixtures	640	3 to 5 years
Leasehold improvements	2,501	10 to 15 years
Software – work in progress	188	3 to 5 years
	5,099	
Less: Accumulated depreciation and amortization	(4,464)	
	$ 635	

(dollars in thousands)

5. Investments

The table below presents the Company's investments at March 31, 2015:

	Level 1	Level 2	Level 3	Total
Liabilities:				
Corporate debt securities	$ -	$ 509	$ -	$ 509
Total	$ -	$ 509	$ -	$ 509

6. Related Party Transactions

The Company entered into agreements with indirect wholly owned subsidiaries of ICAP plc ("ICAP"), whereby the subsidiaries provide the Company with shared occupancy, fixed assets and administrative services (including compliance, human resources, operations, legal and electronic data processing functions). During the year ended March 31, 2015, the Company incurred fees under this agreement. The Company has payables of approximately $756. An additional $71 payable to these entities is related to income taxes (See Note 2).

In conjunction with the AO Acquisition, a Transition Services Agreement was executed between ICAP and the Company, whereby ICAP will continue to provide services relating to information technology, legal, compliance and disaster recovery through such time as the Company procures such services from third parties. Effective February 1, 2015, in conjunction with the AO Acquisition, the Company paid ICAP for these services.

Prepaid expenses and other assets include non-interest bearing loans to two employees of the Company. The loans are in the amounts of $214 and $25 and mature on June 30, 2015 and September 30, 2015, respectively.

Affiliates of IBHNA provided clearing services for the Company through September 25, 2014.

The Company makes monthly payments for offices leased by an affiliate of IBHNA in New Jersey (See Note 11).

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

Included in the Accrued Compensation and Related Expenses is $850 due to the sole member of AO-First Brokers LLC.

7. Due from clearing broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $1,000 which is included in receivable from clearing brokers, net in the accompanying statement of financial condition.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this

(dollars in thousands)

indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

8. Financial Instruments with Off-Balance Sheet Risk

Securities sold short, not yet purchased (See Note 5) represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off–balance sheet risk as the satisfaction of such obligations may exceed the amount recognized in the statement of financial condition.

9. Revolving Note and Cash Subordination

On February 1, 2015, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Agreement") with ICAP Securities USA LLC. The Agreement creates a $5,000 line of credit with a draw down period that expires on January 31, 2016 and requires that any advances under the Agreement be repaid by no later than January 31, 2017. The interest rates will be agreed to at the time of each advance. Any advances will be considered as liabilities of the Company, subordinated to claims of its general creditors and will be available for net capital purposes. During the year ended March 31, 2015, the Company did not borrow any amounts under this Agreement.

10. Concentration

Substantially all of the cash assets of the Company are held by one bank and a single clearing broker dealer.

11. Commitments

The Company leases office space, from an affiliate, under a non-cancellable lease agreement which expires on November 15, 2017. At March 31, 2015, the annual minimum payments under this agreement are approximately:

2015	$ 535
2016	803
2017	770
Total	$ 2,108

12. Subsequent Events

The Company has performed an evaluation of subsequent events. There have been no subsequent events that occurred during this period that would require recognition in the financial statement as of March 31, 2015.